Henry Kressel
Ness Technologies, Inc. (NSTC)
March 18, 2008

                                  Exhibit 99.1

                            Explanation of Responses

(1): The stockholders are Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, including two affiliated partnerships ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI") and Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"). Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners"), is the sole general partner of each of WPEP, WPVI and WPV. Warburg Pincus & Co., a New York general partnership ("WP") is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company ("WP LLC," and together with WPEP, WPVI, WPV, WP Partners and WP, the "Warburg Pincus Entities") manages each of WPEP, WPVI and WPV. Charles
     R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities.

(2): Dr. Kressel is a member of the board of directors of the Issuer, a Partner of WP and a Member and Managing Director of WP LLC. As such, Dr. Kressel may be deemed to be the beneficial owner (within the meaning of Rule 16a-1 of the Securities Exchange Act, as amended) of an indeterminate portion of the shares beneficially owned by the Warburg Pincus Entities.

(3): On March 18, 2008, WPEP, WPV and WPVI sold an aggregate of 3,232,667 shares of Common Stock of the Issuer in a private transaction to an affiliate of Citi Venture Capital International.